
Sit Mutual Funds

Be sure to stop by the Sit Mutual Funds booth # 462 at next week's Morningstar Conference!

And in case you missed it, Sit Investment Associates was rated the # 1 taxable bond fund manager and the # 1 mixed asset fund manager in Barron's most recent annual ranking of mutual funds. See the rankings here.

Click on a link below for more info or stop by our booth next week.

Sit U.S. Gov't Securities Fund (SNGVX)

Sit Balanced Fund (SIBAX)

To learn more about our funds, please visit our website at www.sitfunds.com or reach out to one of us.

Keith McFadyen	Conner Murnighan
630-235-0065	312-550-5809
krm@sitinvest.com	fcm@sitinvest.com

Fund Strategy

Sit. U.S. Government Securities Fund
The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity

Sit Balanced Fund
The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

Disclosures
Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Risks specific to Sit U.S. Government Securities Fund
Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The

proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Risks specific to Sit Balanced Fund

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Barron's/Lipper

Barron's 2018 Annual Fund Family Ranking is based on 57 qualifying actively managed U.S. fund families. Rankings are asset-weighted and based on relative one-year performance, before fees and sales loads, across a range of categories. Source: "Barron's Fund Family Ranking: How the Best Active Managers Performed", March 8, 2019.